Exhibit 77 Q1

Prior to February 1, 2005, a separately identifiable division of Hibernia National Bank ("HNB"), Hibernia Asset Management, provided investment advisory services to each portfolio of the Hibernia Funds. As of February 1, 2005, HNB organized a separate subsidiary to provide all investment advisory services, Hibernia Asset Management L.L.C. ("HAM"), a Louisiana limited liability company, of which HNB is the sole member. HAM succeeded to the contract under which investment advisory services are provided to each of the portfolios of the Hibernia Funds. This succession did not result in a change of actual control or management of the Funds' Adviser.